GenCorp

IDEAS POWERING FREEDOM











Morgan Stanley Leveraged Finance Conference

June 12, 2014

Forward Looking Statements

Certain information contained in this report should be considered "forward-looking statements" as defined by Section 21E of the Private Securities Litigation Reform Act of 1995. All statements in this report other than historical information may be deemed forward-looking statements. These statements present (without limitation) the expectations, beliefs, plans and objectives of management and future financial performance and assumptions underlying, or judgments concerning, the matters discussed in the statements. The words "believe," "estimate," "anticipate," "project" and "expect," and similar expressions, are intended to identify forward-looking statements. Forward-looking statements involve certain risks, estimates, assumptions and uncertainties, including with respect to future sales and activity levels, cash flows, contract performance, the outcome of litigation and contingencies, environmental remediation and anticipated costs of capital. A variety of factors could cause actual results or outcomes to differ materially from those expected and expressed in our forward-looking statements. Important risk factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are described in the section "Risk Factors" in Item 1A of our Annual Report to the Securities Exchange Commission on Form 10-K for the fiscal year ended November 30, 2013 and on our Quarterly Report on Form 10-Q for the period ended February 28, 2014. Additional risk factors may be described from time to time in our future filings with the Securities and Exchange Commission.

Management Representatives

Kathy Redd	Vice President, Chief Financial Officer
Ron Samborsky	Vice President, Investor Relations
Glenn Mahone	Vice President, Communications, Aerojet Rocketdyne



*Why We Are Relevant…*Defense

- Geopolitical stability around the world continues to decline
  - Growing number of governments, regimes and factions actively oppose U.S. policies and way of life
  - Medium- and long-range missiles are proliferating
  - Control of access to vital natural resources has become a strategic weapon
- The preservation of freedom for the U.S. and it allies is being threatened
- Success in maintaining our national security is inextricably linked to:
  - A robust missile defense
  - Continuous access to space
  - Effective global force projection

GenCorp products play a major role in enabling national security



Tomahawk



SM-3



Advanced Extremely High Frequency Satellite (AEHF)



X-51 Hypersonic Vehicle

Why We Are Relevant…Space

- U.S. manned space capability ended with the termination of the Space Shuttle program in 2011
- The U.S. is now entirely dependent on Russia (Soyuz) to fly astronauts into space
- Global tensions are exacerbating this already tenuous dependency
- Russia has announced plans to colonize the moon beginning in 2018
- China has similar plans already underway
  - A lunar lander and rover were successfully soft-landed in December 2013
- NASA's new Space Launch System will restore U.S. manned space capability, enabling U.S. deep space exploration and economic exploitation

GenCorp products play a major role in re-establishing U.S. manned space capability



Rotating Detonation Combustor



Space Launch Systems



Orion Space Capsule



Delta IV

GenCorp

A Critical National Asset

- Considered a ***critical national asset*** given the alignment of our capabilities necessary to achieve the strategic priorities of the U.S. Department of Defense **("DoD")** and **NASA**



Preeminent provider of space propulsion systems
Assured Access to Space
Deep Space Exploration
US Manned Space Program
Critical technology for U.S. missile defense capability
Protecting the Homeland and Allies Around the World
Countering Weapons of Mass Destruction
Mission critical supporter of U.S. force projection capability
Strategic Missile Propulsion
Tactical Missile Propulsion
Advanced Precision Munitions and Warheads

GENCORP

GenCorp At A Glance

- **Net Sales* of $1,469M**
  - Aerojet Rocketdyne – $1,463M
  - Easton – $6M
- **EBITDAP* of $167M**
- **Strongly Aligned with Government Priorities**
- **Key Capabilities Enabling**
  - Space and Launch Systems
  - Tactical Systems
  - Missile Defense and Strategic Systems
  - Advanced Programs
- **Over 400 Active Contracts**
- **Significant Real Estate Holdings**

AEROJET ROCKETDYNE

EASTON DEVELOPMENT COMPANY, LLC

Business Portfolio


Delta IV

Space and Launch Systems


SSST

Tactical Systems


SM-3

Missile Defense and Strategic Systems


Dreamchaser
X-51

Advanced Programs





Real Estate

*LTM February 28, 2014. Includes results of the Rocketdyne business for the period 6/14/13 – 2/28/14

The Products and Markets We Serve

GenCorp's vision is to create leadership positions in the Aerospace and Defense sector by alignment with our customer's highest priorities, through superior program execution and affordable product innovation enabling attractive shareholder returns over time.

Aerospace



Human Space Exploration



Satellite & Spacecraft Propulsion Components and Subsystems



Civil & Commercial Launch Vehicle Propulsion and Subsystems



Power Management Systems

Defense



Missile Defense Boosters & Propulsive Control Systems



Tactical & Strategic Missile Boosters



Warheads & Advanced Structural Systems



Advanced High-Speed Propulsion Systems & Airframe Subsystems

Real Estate



6,000 Contiguous Acres of Infill Real Estate in Northern California (Lands of Easton)



Favorable Long-Term Demographics in Key Growth Corridor



Regulatory (Environmental) Entitlements



Jurisdictional Development Agreements

Transformation of GenCorp


$1,469*
$1,383*
$995
$624
$621
$348
AEROSPACE & DEFENSE
PROPULSION, ENERGETICS & POWER
COMPLEMENTARY ACQUISITIONS
GENERAL DYNAMICS SPACE SYSTEMS (REDMOND OPERATIONS) 2002
ATLANTIC RESEARCH CORPORATION (ARC) 2003
PRATT & WHITNEY'S CHEMICAL SYSTEMS DIVISION (CSD) 2004
PRATT & WHITNEY ROCKETDYNE (ROCKETDYNE BUSINESS) 2013
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
LTM Q1 14

- **Led the consolidation of the propulsion industry sub-market**
- **Re-developed its capital structure to:**
  - Substantially increase flexibility
  - Enable timely investment in growth-bearing opportunities
- **Significantly reduced enterprise risk by establishing product and customer diversity and balance**
- **Proactively addressed government budget contraction by re-engineering the product portfolio to align with DoD, NASA strategic priorities**

*Includes results of the Rocketdyne business for the period 6/14/13 – 2/28/14 - Dollars in millions

Rocketdyne Integration Is On Schedule


Implement standup and shared services
Common Business Processes
IT Integration
Optimization / Affordability
Integrate Rocketdyne's IT applications and hardware
Identify synergy and cost savings initiatives across the enterprise to create a fully integrated business

- Oracle Enterprise Resource Planning ("ERP") system
  - Implemented for legacy business in June 2013
  - Rocketdyne implementation in process
- No assumed legal/environmental and minimal pension liabilities resulted in immediate savings
- External Restructuring Cost Proposal submitted to U.S. Government in November 2013
  - Allows integration costs to be capitalized and recovered over time
    - $16.9M in Rocketdyne integration costs as of February 28, 2014
  - Requires savings to exceed the costs allowed by a factor of at least 2:1

Acquisition Integration Actively Being Worked

Transformation of GenCorp


Real Estate
Monetization
Key Positioning Events
Carve Out Of Superfund 2002
Glenborough and Easton Place EIR and Specific Plan Approval 2008
Rio del Oro EIR & Specific Plan Approval Limited Entitlement 2010
Easton Development Company, LLC Established 2010
Senior Credit Facility Decoupled from Boroughs of Easton 2011
Hillsborough Development Agreements 2014
Glenborough and Easton Place Development Agreements 2010
Hillsborough EIR and Specific Plan Approval 2011

- Aligned monetization strategy with successful, national-scale projects
- Overcame considerable entitlement and regulatory challenges
- Created and gained jurisdictional approval for several Specific Plans
- Capitalized on market downturn period to secure favorable Development Agreements with several jurisdictions
- Nurtured relationships with prominent regional builders and national developers
- Slow but steady improvement in regional market reinforcing overall strategy

GenCorp Value Drivers

- ☑ A Market Leader in Propulsion
- ☑ Strong Alignment with DoD and NASA Priorities
- ☑ Long-term Revenue and Backlog Growth
- ☑ Diversified and Well-Balanced Portfolio of Products
- ☑ High Revenue Visibility with Multi-year Contracts, Sizable Backlog and Strong Cash Generation
- ☑ Exceptional Long-term Industry Relationships and Reputation for Performance
- ☑ Pension, Environmental Costs Significantly Reimbursed by U.S. Government
- ☑ Substantial Real Estate Holdings
- ☑ Management Team with a Successful Track Record

Steadily Improving Financial Performance

Net Sales

($ in millions)



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$795
$858
$918
$995
$1,383
$1,469
FY09
FY10
FY11
FY12
FY13 (1)
LTM Q1 14 (1)

Total Contract Backlog

($ in millions)



$3,000
$2,750
$2,500
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
$1,191
$1,377
$1,422
$1,526
$2,523
$2,986
2009
2010
2011
2012
2013
Q1 14

Adjusted EBITDAP(2)

($ in millions)



$190
$170
$150
$130
$110
$90
$70
$50
$96
$111
$115
$111
$156
$167
FY09
FY10
FY11
FY12
FY13 (1)
LTM Q1 14 (1)

Funded Backlog

($ in millions)



$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$811
$804
$902
$1,018
$1,664
$1,622
2009
2010
2011
2012
2013
Q1 14

(1) Includes results of the Rocketdyne business for the period 6/14/13 through 11/30/13 and through 2/28/14 for LTM period

(2) Non-GAAP Measure. The Company defines Adjusted EDITDAP as GAAP income before income taxes adjusted by interest expense, interest income, depreciation and amortization, retirement benefit plan costs and unusual items.

Capital Structure Provides Flexibility

As of February 28, 2014


($ in millions)
700
600
500
400
300
200
100
0
2014
2015
2016
2017
2018
Thereafter
$150M Revolver Maturing 2016
Term Loan Maturing 2016
7.125% Senior Secured Notes Maturing 2021
4.0625% Convertible Subordinated Notes maturing 2024

Q2 2014 Activity

- 10(b)5-1 plan implemented
- $100M Delayed Draw Term Loan
- Amended and Extended Senior Credit Facility

Outstanding Letters of Credit - $58.1M

ACTIVE SHARE REPURCHASE PLAN AND DEBT BUYBACKS CONTINUE TO IMPROVE CAPITAL STRUCTURE PROFILE

Summary



- **Large, diversified and well positioned program portfolio**
- **Demonstrated Capital Deployment Strategy**
- **Strong revenue and backlog visibility**
- **Extended history of revenue and backlog growth, and strong cash generation**
- **Substantial real estate holdings additive to financial flexibility**

Appendix



Propulsion and power solutions that enable national security, deep space exploration, scientific discovery and economic prosperity

A Market Leader in Propulsion

- A leader in launch, in-space, missile defense, hypersonics and tactical systems propulsion
- Only domestic provider of all four propulsion types
  - Liquid, solid, air-breathing, electric
- Leading positions in domestic markets for liquid, solid, and electric propulsion
- History of innovations, with multiple industry firsts



Launch Systems



In-space Propulsion



Missile Defense



Tactical Systems



Advanced Programs / Hypersonics

A Diversified and Well-Balanced Portfolio

Major Customers[1]



ULA
18%
Lockheed Martin
23%
Raytheon
32%
All Other
27%

End Users[1]



Air Force
21%
NASA
19%
MDA
20%
Army
18%
Navy
15%
All Other
7%

Portfolio Attributes

- Leading positions in core markets
  - Missile Defense
  - Access to and exploration of space
  - Tactical weapon systems
- Strong and growing backlog
- Compelling "technology pipeline" to fuel further expansion and growth
- Exceptionally high percentage of follow-on business
- High revenue visibility

Contract Type[1]



Cost Reimbursable
49%
Fixed Price
46%
Other
5%

(1) Based on total GenCorp revenue for the year ended 11/30/13. Includes the results of the Rocketdyne business for the period 6/14/13 – 11/30/13

Substantial Customer-Funded Research and Development (R&D)

GENCORP

- **Active research and development focus primarily supported by customer funding**
  - Accounted for approximately 91% of cumulative R&D expenses from 2009-2013
- ***Company-funded* R&D nearly tripled from 2009-2013**

Research & Development

($ in millions)	Year Ended 2009	2010	2011	2012	2013
Customer-Funded*	$ 245	$ 284	$ 276	$ 272	$ 339
Company-Funded*	15	17	27	30	43
Total	$ 260	$ 301	$ 303	$ 302	$ 382

*Includes the Rocketdyne business for the period 6/14/13 – 11/30/13

- **An active "pipeline" of research and development programs establishes the necessary foundation for capture of long-term production contracts.**

Program	Mission Area	Primary Customer	End-Users
J-2X SLS Application	Advanced Space	NASA	NASA
PAC-3 Upgrades	Tactical	Lockheed Martin	U.S. Army
T3	Advanced Defense	Raytheon, Boeing	U.S. Air Force
Minuteman Stage III	Advanced Defense	Air Force Research Laboratory	U.S. Air Force
Leonidas	Advanced Defense	Hawaii Space Flight Laboratory	U.S. Air Force
Scramjet	Advanced Defense	Air Force Research Laboratory	U.S. Air Force
High Power Electric Propulsion	Advanced Space	NASA	NASA
SM-3 BLK 2A	Missile Defense	Raytheon	U.S. Navy
THAAD-ER	Missile Defense	Lockheed Martin	Missile Defense Agency
AR-1	Advanced Space	U.S. Air Force - ULA	U.S. Air Force

Technology Diversity and Product Line Synergies Drive Innovative Product Pipeline

AEROJET ROCKETDYNE

Large Domestic Portfolio of Space Propulsion & Power Systems

- Launch Vehicle Propulsion
- Upper Stage Propulsion
- Interstellar Transit Propulsion
- Satellite & Spacecraft Maneuvering, Station-Keeping Propulsion
- Human-Rated Propulsion
- In-Space Power Management Systems





- U.S. Department of Defense
- NASA
- Commercial
- International
- Private (Space Entrepreneurs)

LEADING THE WAY TO THE "FINAL FRONTIER"

GenCorp

Launch Market Landscape



121M
MR-104G
98M
R-4D
J-2X
68M
72M
MR-106
MR-104G
MR-106
(RL10)
56M
58M
60M
RL10
RL10
55M
RL10
RL10
40M
40M
Merlin
SRB
SRB
TBD
MR-106M
SRB
SRB
OME
AJ-26
Merlin
RS-25D (SSME)
RS-25D/E
RS-25E
RS-68
RS-68
RD-180
RD-180
RS-27
Space Shuttle
Initial
Evolved
Medium
Heavy
400
500
792X H
Falcon 9
SLS
Delta IV
Atlas V
Delta II
Antares

Propulsion Provider		← Aerojet Rocketdyne →									Space X
Engines	Upper Stage:	–	–	J-2X	RL10B	RL10B	RL10A	RL10A	–	–	–
	Booster Stage:	RS-25D	RS-25D/E	RS-25E	RS-68	RS-68	RD-180	RD-180	RS-27	AJ-26	–
Payload to LEO (lbm):		**55,000**	**150,000**	**280,000**	**25,000**	**52,000**	**28,000**	**45,000**	**12,000**	**11,000**	**11,300**

Aerojet Rocketdyne

Comprehensive Missile Defense Portfolio


ASCENT
DEFENSE SEGMENT
MIDCOURSE
DEFENSE SEGMENT
TERMINAL
DEFENSE SEGMENT
SM-3
Aegis Ballistic Missile Defense Standard Missile-3
Ground-Based Midcourse Defense
Sea-Based Terminal
Terminal High Altitude Area Defense
GBI
Patriot Advanced Capability-3
BMDS
The Ballistic Missile Defense System
MISSILE DEFENSE AGENCY

ASCENT /MIDCOURSE



NEXT GENERATION LDACS/SDACS



SM-3 Blk IB TDACS



SM-3 Blk IIA TDACS



GMD EKV LDACS


AEROJET
ROCKETDYNE

SM-3 Stage 2 – Mk 104



SM-3 Stage 1 – Mk 72

TERMINAL

THAAD LDACS



Approved for Public Release
06-MDA-1827 (5 SEP 06)



PAC-3 / MSE
- Booster
- ACM

THAAD Booster


U.S. ARMY

GenCorp

A Leading Provider of Tactical Systems

- A market leader in the design, development and production of propulsion and warhead systems for tactical missiles
- Broad base of *long-term* production programs that have become cornerstones to the U.S. military
- Next generation development programs targeted at inventory upgrades and capability enhancement
- Advanced technology incubation aimed at maintaining technological discrimination on the battlefield


X-51
ATACMS
Stinger
GMLRS
Tomahawk
TOW
Warheads
BLU-129

The need for superiority of strike technologies, within both offensive and defensive missile classes, will likely remain central to the DoD's military plans

Strongly Aligned with Government Priorities

- Portfolio strategy recognizes/addresses budget pressure in Washington D.C.
- Budget lines related to the government's highest priorities likely to be protected in the face of ongoing top line reductions
- Targeted investments (internal and external) have yielded a portfolio well-aligned with DoD and NASA strategic priorities

DoD

- **Assured access to space** (launch, upper stage and satellite/spacecraft propulsion)
- **Missile Defense** (interceptor boost and maneuvering propulsion)
- **Force Projection for Contingency Operations** (tactical missile propulsion, advanced precision munitions and warheads)
- **Protection of orbiting space assets** needed for ISR, Cyber Operations, precision strike and global communications (satellite/spacecraft propulsion)

NASA

- **ISS re-supply** (heavy lift launch, spacecraft maneuvering propulsion))
- **Discovery Missions** (heavy lift launch, deep space transit propulsion, descent/ascent propulsion)
- **Deep Space Human Exploration** (heavy lift launch, deep space transit propulsion—chemical and nuclear, crew module propulsion and power, descent/ascent propulsion

A Propulsion Market Leader and Critical National Asset

More Than 5,000 Employees Across 14 States

International Offices:

Moscow · Tokyo · London

Belfast · UAE



Redmond, WA
Sacramento, CA
Headquarters
Clearfield, UT
Denver, CO
Los Angeles, CA
Vernon, CA
Tucson, AZ
Socorro, NM
Camden, AR
Dallas, TX
Stennis, MS
Huntsville, AL
Jonesboro, TN
Eglin AFB, FL
Orlando, FL
West Palm Beach, FL
Picatinny Arsenal, NJ
ARDÉ, NJ
Washington, D.C.
Gainesville, VA
Orange, VA

★ Headquarters

■ Operating Locations

■ *Field Offices*

PRODUCT-FOCUSED MANUFACTURING CENTERS AND CUSTOMER-FOCUSED SUPPORT

GenCorp

EASTON

DEVELOPMENT COMPANY, LLC



Significant real estate monetization and value creation opportunity

Easton Represents a Value Creation Opportunity

- Easton master planned community – 6,000 acre site between San Francisco and Lake Tahoe
- Wide range of property and product types
    - Over 18,250 residential units
    - Over 10 million square feet of commercial/retail
- Glenborough and Easton Place fully entitled
- Long lead times for competition
- Flexible options for monetization tied to market dynamics and demand





- Position Easton to meet evolving market demand within infill site along key growth corridor
- Pursue full entitlement vested by development agreements on all projects
- Set quality and land use standards to drive value creation
- Establish Easton as one of the best master planned communities in California

Substantial Real Estate Holdings

- GenCorp owns over 12,000 acres of land in the Sacramento metropolitan region
- 6,000 acres (Easton) have been targeted for monetization
- Major development opportunity with desirable in-fill location along a key growth corridor
- Long-term regional demographics favor population and job growth
- Development Agreements for Easton Place, Glenborough and Hillsborough now completed with significant progress on others


Westborough (Phase 2) – 521 acres
Hillsborough – 629 acres
Glenborough & Easton Place – 1,392 acres Entitled
Westborough (Phase 1) – 1,138 acres
The Boroughs of Easton
• 6,044 Acres
• 18,256 Housing Units
• 10.1 Million Square Feet Commercial / Retail
Other Ownership
Rio del Oro – 2,309 acres

Easton Projects

Acres	Unrestricted	Restricted	Total	Entitled	Limited Entitlement
Glenborough & Easton Place	1,043	349	1,392	1,392	–
Rio del Oro at Easton	1,818	491	2,309	–	2,309
Westborough	1,387	272	1,659	–	–
Hillsborough	612	97	709	–	709
Office Park and Auto Mall	47	8	55	55	-
Total Easton	4,907	1,217	6,124	1,447	3,018